Exhibit 12

AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 – COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Three Months Ended March 31, 2012	Year Ended December 31, 2011 (as adjusted)

Operating earnings before income taxes	$146	$558
Undistributed equity in losses of investee	—	1
Losses of managed investment entities attributable to noncontrolling interest	28	24
Fixed charges:
Interest on annuities	130	510
Interest expense	21	85
Debt discount and expense	1	2
Portion of rentals representing interest	4	18

EARNINGS	$330	$1,198

Fixed charges:
Interest on annuities	$130	$510
Interest expense	21	85
Debt discount and expense	1	2
Portion of rentals representing interest	4	18

FIXED CHARGES	$156	$615

Ratio of Earnings to Fixed Charges	2.12	1.95

Earnings in Excess of Fixed Charges	$174	$583